Exhibit 1

Audited annual financial statements for the fiscal year ended March 31, 2003

Management Report

Management is responsible for the integrity and objectivity of the information contained in this annual report and for the consistency between the financial statements and other financial and operating data contained elsewhere in the report. The accompanying financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, using policies and procedures established by management, and reflect the Company’s financial position, results of operations and cash flow.

Management has established and maintains a system of internal controls which is designed to provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that financial information is reliable and accurate. The Company also maintains an internal audit function that evaluates and formally reports to management and the Audit Committee on the adequacy and effectiveness of internal controls.

The financial statements have been examined by external auditors appointed by the shareholders. Their examination provides an independent view as to management’s discharge of its responsibilities insofar as they relate to the fairness of reported operating results and financial condition. They obtain an understanding of the Company’s accounting systems and procedures and conduct such tests and related procedures as they deem necessary to arrive at an opinion on the fairness of the financial statements.

Ultimate responsibility to the shareholders for the financial statements rests with the Board of Directors. An Audit Committee is appointed by the Board to review the financial statements in detail and to report to the Directors prior to such statements being approved for publication. The Audit Committee meets regularly with management, the internal auditors and the external auditors to discuss their evaluation of internal accounting controls, audit results and the quality of financial reporting. The external auditors have free access to the Audit Committee, without management’s presence, to discuss the results of their audit.

D.H. Burney President and Chief Executive Officer	P.G. Renaud Executive Vice President, Chief Financial Officer and Secretary

E1

Auditors’ Report

To the Shareholders of CAE Inc.
We have audited the Consolidated Balance Sheets of CAE Inc. as at March 31, 2003 and 2002, and the consolidated statements of earnings, retained earnings and cash flows for each of the years in the three-year period ended March 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 2003 and 2002, and the results of its operations and cash flows for each of the years in the three-year period ended March 31, 2003 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Montreal, Canada May 6, 2003

Comments by Auditors for US Readers on Canada-US Reporting Difference
In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in note 1 to the consolidated financial statements. Our report to the shareholders dated May 6, 2003 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

Chartered Accountants Montreal, Canada May 6, 2003

E2

Consolidated Balance Sheets

as at March 31 (amounts in millions of Canadian dollars)	2003	2002
(Restated) (Note 1)
Assets
Current assets
Cash and cash equivalents	$ 17.1	$ 88.8
Short-term investments	2.6	21.3
Accounts receivable (note 4)	373.1	378.2
Inventories (note 5)	136.3	130.9
Prepaid expenses	14.0	9.9
Income taxes recoverable	25.7	15.8
Future income taxes (note 14)	3.5	28.9
	572.3	673.8
Restricted Cash	14.4	15.6
Assets of discontinued operations (note 3)	50.0	123.8
Property, plant and equipment, net (note 6)	930.4	816.2
Future income taxes (note 14)	85.7	74.1
Intangible assets (note 7)	171.7	163.4
Goodwill (note 8)	366.8	375.5
Other assets (note 9)	165.2	136.0
	$2,356.5	$2,378.4
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$ 413.3	$ 420.5
Deposits on contracts	101.2	189.1
Long-term debt due within one year	13.4	37.5
Future income taxes (note 14)	42.4	50.4
	570.3	697.5
Liabilities of discontinued operations (note 3)	17.9	40.5
Long-term debt (note 10)	798.0	889.0
Long-term liabilities (note 15)	139.6	73.7
Future income taxes (note 14)	80.5	65.6
	1,606.3	1,766.3
Shareholders’ Equity
Capital stock (note 11)	190.5	186.8
Retained earnings	531.2	440.4
Currency translation adjustment	28.5	(15.1)
	750.2	612.1
	$2,356.5	$2,378.4

Commitments and contingencies (notes 17 and 19)

Approved by the Board:

D.H. Burney Director	L.R. Wilson Director

The accompanying notes form an integral part of these consolidated financial statements.

E3

Consolidated Statements of Earnings

years ended March 31 (amounts in millions of Canadian dollars, except per share amounts)	2003	2002	2001
(Restated) (Note 1)			(Restated) (Note 1)
Revenue
Civil Simulation and Training	$ 517.2	$ 545.2	$ 481.5
Military Simulation and Training	445.7	461.8	329.3
Marine Controls	167.6	119.5	80.6
	$1,130.5	$1,126.5	$891.4
Operating earnings
Civil Simulation and Training	$ 116.2	$ 151.8	$ 115.8
Military Simulation and Training	73.6	65.6	18.8
Marine Controls	31.8	23.6	15.0
Earnings from continuing operations
before interest and income taxes	221.6	241.0	149.6
Interest expense (income), net (note 10(xi))	30.4	22.7	(6.3)
Earnings from continuing operations
before income taxes	191.2	218.3	155.9
Income taxes (note 14)	60.2	69.9	52.2
Earnings from continuing operations	$ 131.0	$ 148.4	$ 103.7
Results of discontinued operations (note 3)	(13.8)	1.1	2.4
Net earnings	$ 117.2	$ 149.5	$ 106.1
Basic and diluted earnings per share
from continuing operations	$ 0.60	$ 0.68	$ 0.48
Basic and diluted earnings per share	$ 0.53	$ 0.69	$ 0.49
Weighted average number of
common shares outstanding	219.4	217.6	215.7

Consolidated Statements of Retained Earnings

as at March 31 (amounts in millions of Canadian dollars)	2003	2002	2001
(Restated) (Note 1)			(Restated) (Note 1)
Retained earnings at beginning of
year as previously reported	$ 446.8	$ 321.2	$ 235.9
Adjustment for change in accounting
policy (note 1)	$ (6.4)	$ (5.3)	$ (3.3)
Retained earnings at beginning of year
as restated	$ 440.4	$ 315.9	$ 232.6
Excess of common share purchase price
over amount charged to capital stock	-	-	(1.2)
Net earnings	117.2	149.5	106.1
Dividends	(26.4)	(25.0)	(21.6)
Retained earnings at end of year	$ 531.2	$ 440.4	$ 315.9

The accompanying notes form an integral part of these consolidated financial statements.

E4

Consolidated Statements of Cash Flow

as at March 31 (amounts in millions of Canadian dollars)	2003	2002	2001
(Restated) (Note 1)			(Restated) (Note 1)
Operating activities
Earnings from continuing operations	$ 131.0	$ 148.4	$ 103.7
Adjustments to reconcile earnings to
cash flows from operating activities:
Amortization	70.6	43.1	19.1
Future income taxes	18.8	7.1	(8.5)
Investment tax credit	(18.6)	(19.0)	(22.5)
Other	(18.1)	1.1	(11.2)
Decrease (increase) in non-cash
working capital (note 16)	(41.3)	(7.6)	79.1
Net cash provided by continuing
operating activities	142.4	173.1	159.7
Investing activities
Purchase of businesses (note 2)	-	(757.6)	-
Proceeds from disposal of businesses (note 3)	25.0	187.1	5.7
Short-term investments, net	18.8	101.5	(51.7)
Capital expenditures	(238.9)	(249.6)	(76.3)
Proceeds from sale and leaseback of assets	127.0	42.6	-
Deferred development costs	(13.3)	(31.1)	(13.7)
Deferred pre-operating costs	(10.7)	(15.1)	(4.2)
Other assets	(27.5)	(33.0)	(7.8)
Net cash used in continuing investing activities:	(119.6)	(755.2)	(148.0)
Financing activities
Proceeds from long-term debt	270.0	755.8	-
Repayments of long-term debt	(326.3)	(195.6)	(16.2)
ividends paid	(26.2)	(24.8)	(21.2)
Purchase of capital stock	-	-	(1.3)
Capital stock issuance (note 11)	3.5	6.1	6.9
Other	(14.1)	(2.3)	(3.0)
Net cash provided by (used in) continuing
financing activities	(93.1)	539.2	(34.8)
Net cash (used in) provided by
discontinued activities (note 3)	(3.6)	(24.5)	10.4
Effect of foreign exchange rate changes on
cash and cash equivalents	2.2	(0.6)	6.0
Net decrease in cash and cash equivalents	(71.7)	(68.0)	(6.7)
Cash and cash equivalents at beginning of year	88.8	156.8	163.5
Cash and cash equivalents at end of year	$ 17.1	$ 88.8	$ 156.8

The accompanying notes form an integral part of these consolidated financial statements.

E5

Notes to Consolidated Financial Statements
years ended March 31, 2003, 2002 and 2001 (amounts in millions of Canadian dollars)

Note 01 - Summary of Significant Accounting Policies
The accounting policies of CAE Inc. and its subsidiaries (“CAE” or “the Company”) conform with Canadian generally accepted accounting principles (Canadian GAAP). These accounting principles are different in some respects from United States generally accepted accounting principles (US GAAP). The significant differences are described in note 22.

Nature of operations
CAE designs and provides simulation equipment and services and develops integrated training solutions for the military, commercial airlines, business aircraft operators, aircraft manufacturers and marine vessel operators.

CAE’s flight simulators replicate aircraft performance in normal and abnormal operations and a comprehensive set of environmental conditions, utilizing visual systems with an extensive database of airports, other landing areas and flying environments and motion and sound cues to create a fully immersive training environment. The Company offers a full range of flight training devices based on the same software used in its simulators. CAE is developing a global network of training centres in locations around the world.

The Company also provides simulators and training services for sea and landbased activities and supplies marine automation systems for military and civil applications. CAE’s marine control systems monitor and control propulsion, electrical steering, ancillary, auxiliary and damage control systems.

Restated Consolidated Financial Statements
The figures for 2002 and 2001 have been restated to disclose Marine Controls’ results separately as a new business segment and apply amendments to the Canadian Institute of Chartered Accountants (CICA) Handbook described in this note.

Consolidation
The consolidated financial statements include the accounts of CAE Inc. and all subsidiaries. All inter-corporate accounts and transactions have been eliminated. Acquisitions are accounted for using the purchase method and, accordingly, the results of operations of subsidiaries are included from the respective dates of acquisition. Portfolio investments are accounted for using the cost method.

Revenue Recognition
Revenue from long-term contracts for building simulators and training and controls systems is recognized using the percentage-of-completion method where revenue, earnings and unbilled accounts receivable are recorded as related costs are incurred, on the basis of the percentage of actual costs incurred to date on a contract, relative to the estimated total costs to complete that contract. Revisions in cost and earnings estimates during the term of the contract are reflected in the period in which the need for revision becomes known. Losses, if any, are recognized fully when first anticipated. Generally, the terms of long-term contracts provide for progress billings based on completion of certain phases of work. Warranty provisions are recorded at the time revenue is recognized, based on past experience. No right of return or complimentary upgrades are provided to customers. Postdelivery customer support is billed separately and revenue is recorded ratably over the support period.

E6

Training service revenues are recognized in the period such services are provided. All other revenue is recorded and related costs transferred to cost of sales at the time the product is delivered and the benefits and the risks of ownership associated with the product are transferred to the customer. Cash and Cash Equivalents
Cash consists of cash and cash equivalents, which are short-term, highly liquid investments with original terms to maturity of 90 days or less.

Short-Term Investments
Short-term investments include money market instruments and commercial paper carried at the lower of cost or market value.

Inventories
Raw materials are valued at the lower of cost and replacement cost. Work in process is stated at the lower of average cost and net realizable value. The cost of work in process includes material, labour and an allocation of manufacturing overhead.

Restricted Cash
Under the terms of a subsidiary’s external bank financing, the Company is required to hold a defined amount of cash on deposit as collateral.

Property, Plant and Equipment
Property, plant and equipment are stated at cost. The declining balance and straight-line methods are used in computing amortization over the estimated useful lives of the assets. Useful lives are estimated as follows:

Building and improvements	20 to 40 years
Machinery and equipment	3 to 10 years
Simulators	12 to 25 years

In fiscal year 2003, the Company has changed the amortization period for Civil simulation equipment from 20 years to 25 years, to reflect the approximate useful life of the simulators. This change reduced the amortization expense by $3.7 million on a year-to-year basis.

Leases
Leases entered into by the Company in which substantially all the benefits and risks of ownership are transferred to the Company are recorded as capital leases and classified as property, plant and equipment and long-term borrowings. All other leases are classified as operating leases under which leasing costs are expensed in the period in which they are incurred. Gains on the sale and leaseback of assets are deferred and amortized over the term of the lease.

E7

Business Combinations, Goodwill and Intangible Assets
During the first quarter of fiscal 2002, the Company adopted CICA Handbook Section 1581, Business Combinations, which requires all business combinations to be accounted for using the purchase method. In addition, any goodwill and intangible assets with indefinite useful lives acquired in a business combination are to be accounted for under CICA Handbook Section 3062, Goodwill and Other Intangible Assets. This section requires that goodwill and intangible assets with indefinite useful lives not be amortized. Their fair value is to be assessed at least annually and, if necessary, goodwill and intangible assets with indefinite useful lives are written down to such fair value for any impairment.

Goodwill represents the cost of investments in subsidiaries in excess of the fair value of the net identifiable assets acquired. Goodwill for acquisitions made prior to fiscal 2002 was amortized up to March 31, 2001, using the straight-line method over 40 years.

Intangible assets are recorded at their fair value at the date of acquisition of the related operating companies. Amortization is provided for all intangible assets on a straight-line basis over their estimated useful lives. Useful lives are estimated as follows:

	Amortization Period	Weighted Average Amortization Period
Trade names	20 to 25 years	20
Backlog and contractual agreements	1 to 20 years	11
Customer relationships	20 to 25 years	24
Other	12 to 20 years	18

Interest Capitalization
Interest costs relating to the construction of training centres are capitalized as part of the cost of property, plant and equipment. Capitalization of interest ceases when the training centre is completed and ready for productive use.

Foreign Currency Translation
The functional currency of the Company and each of its subsidiaries is the local currency. Monetary assets and liabilities denominated in currencies other than functional currency (the “functional currency”) are translated at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the exchange rate prevailing at the dates of the respective transactions. Revenue and expense items are translated at average rates of exchange for the year. Translation gains or losses are included in the determination of earnings, except for gains or losses arising on translation of accounts of foreign subsidiaries considered self-sustaining and gains or losses arising from the translation of foreign currency debt that has been designated as a hedge of the net investment in subsidiaries, which are deferred as a separate component of shareholders’ equity.

E8

Earnings from continuing operations include a net foreign exchange gain of $6.1 million in 2003 (2002 - net foreign exchange loss of $1.2 million, 2001 - net foreign exchange loss of $6.2 million.)

On April 1, 2002, CAE retroactively adopted the amendments to CICA Handbook Section 1650, Foreign Currency Translation. Accordingly, the Company no longer defers and amortizes the exchange gains or losses arising on translation of long-term foreign currency denominated items. Exchange gains or losses arising on translation of such items are now included in earnings as incurred. Consequently, prior years’ financial statements were restated through a charge to fiscal 2003 opening retained earnings of $6.4 million, net of $2.8 million of taxes, a charge to fiscal 2002 opening retained earnings of $5.3 million, net of $2.3 million of taxes and a charge to fiscal 2001 opening retained earnings of $3.3 million, net of $1.3 million of taxes.

Foreign Operations
The Company’s foreign operations are considered to be self-sustaining. Accordingly, the accounts of the Company’s foreign operations are translated into Canadian dollars using the current rate method. Under this method, assets and liabilities are translated at the exchange rates in effect at the end of the reporting periods and revenues and expenses are translated at the average exchange rates for the reporting periods. Gains and losses on translation of these foreign operations into Canadian dollars are included in the cumulative translation adjustment in shareholders’ equity. Changes in the cumulative translation adjustment result solely from the application of this translation method and gains or losses arising from the translation of foreign currency denominated debt which has been designated as a hedge of the net investment in foreign operations.

Research and Development Costs
Research costs are charged to earnings in the periods in which they are incurred. Development costs are also charged to earnings in the period incurred unless they meet the criteria for deferral. Government assistance arising from research and development costs is deducted from the related costs. Amortization of development costs deferred to future periods commences with the commercial production of the product and is charged to earnings based on anticipated sales or use of the product, over a period not exceeding five years.

Pre-operating Costs
The Company defers expenditures incurred during the pre-operating period for all new training centres. Expenditures directly related to placing a new training centre into commercial service are incremental in nature and are considered by management to be recoverable from the future operations of the new training centre. Capitalization ceases at the opening of the training centre. Amortization of the deferred costs is taken over 5 to 20 years based on the expected period and pattern of benefit of the deferred expenditures.

Deferred Financing Costs
Costs incurred relating to the issuance of long-term debt are deferred and amortized over the term of the related debt.

E9

Income Taxes
Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. A valuation allowance is recognized to the extent that, in the opinion of management, it is more likely than not that the future income tax assets will not be realized. Future income tax assets and liabilities are adjusted for the effects of subsequent changes in tax laws and rates on the date of enactment or substantive enactment.

Investment tax credits arising from research and development activities are deducted from the related costs and are accordingly included in the determination of earnings in the same year as the related costs. Investment tax credits arising from the acquisition of property, plant and equipment and deferred development costs are deducted from the cost of those assets with amortization calculated on the net amount.

Pensions
The Company accrues its obligations under employee pension plans and the related costs, net of plan assets. The cost of pensions is actuarially determined using the projected benefits method pro rated on service, expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at fair market value.

The excess of the net actuarial gain (loss) over 10% of the greater of the benefit obligation and the fair value of plan assets is amortized over the remaining service period of active employees.

Stock-Based Compensation Plans
The Company’s stock-based compensation plans consist of an Employee Stock Option Plan (ESOP), an Employee Stock Purchase Plan (ESPP) and Deferred Share Unit (DSU) plans for executives, which are described in note 12. No compensation expense is recognized for the ESOP when stock options are issued to employees. Consideration paid by employees on the exercise of stock options is credited to capital stock. A compensation expense is recognized for the Company’s portion of the contributions made under the ESPP and for amounts due under the DSU plans.

On April 1, 2002, CAE adopted the new recommendations of CICA Section 3870, Stock-based Compensation and Other Stock-based Payments. The standard encourages, but does not require, that the fair value based method for valuing stock options be used for transactions with employees. In note 12, pro forma net earnings and pro forma basic and diluted net earnings per share figures are presented as if the fair value based method of accounting had been used to account for stock options granted to employees. CAE’s practice is to issue options in May of each fiscal year, whereby these options vest equally over four years. Stock-based compensation arrangements that can be settled in cash will continue to be recognized as compensation expense. Beginning in fiscal 2004, the Company will prospectively expense the cost of stock options granted to employees using the fair value based method.

E10

Derivative Financial Instruments
The Company enters into forward, swap and option contracts to manage its exposure to fluctuations in interest rates and foreign exchange rates. CAE assesses on an ongoing basis whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items. The Company does not hold or issue derivative financial instruments for speculative trading purposes.

The foreign currency risk associated with certain purchase and sale commitments denominated in a foreign currency is hedged through a combination of forward contracts and options. The foreign currency realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or noncurrent, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

Interest rate swap contracts are designated as hedges of the interest rate of certain financial instruments. The interest payments relating to swap contracts are recorded in net earnings over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense.

Earnings Per Share
The calculation of basic earnings per share is based on the weighted average number of shares issued and outstanding. Diluted earnings per share is calculated by dividing net earnings available to common shareholders by the weighted average number of shares used in the basic earnings per share calculation plus the number of common shares that would be issued assuming exercise or conversion of all dilutive potential common shares outstanding during the year using the treasury stock method.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the period reported. Actual results could differ from those estimates.

Future Changes to Accounting Standards
Impairment of long-lived assets
The CICA recently issued a new CICA Handbook Section 3063, Impairment of Long-Lived Assets. It provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets.

The new section requires the recognition of an impairment loss for a long-lived asset to be held and used when events or changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and eventual disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value.

E11

This new section is applicable to the Company commencing in fiscal 2004, however, earlier adoption is encouraged. The Company does not expect the adoption of this new standard to have any material effect on its consolidated financial statements. The Company currently regularly reviews the carrying value of its long-lived assets and, should their carrying value exceed the amount recoverable, a writedown is charged to earnings equal to the excess of carrying value over the net recoverable amount.

Disposal of long-lived assets and discontinued operations
The CICA recently issued a new CICA Handbook section, Disposal of Long-Lived Assets and Discontinued Operations. It provides guidance on recognizing, measuring, presenting and disclosing long-lived assets to be disposed of. It replaces the disposal provisions in Section 3061, Property, Plant and Equipment, and Section 3475, Discontinued Operations.

The new section provides criteria for classifying assets as held for sale. It requires an asset classified as held for sale to be measured at fair value less disposal costs.

It also provides criteria for classifying a disposal as a discontinued operation and specifies the presentation of and disclosures for discontinued operations and other disposals of long-lived assets.

This new section is applicable to disposal activities started on or after May 1, 2003, however, earlier adoption is encouraged by the CICA. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Consolidation of variable interest entities
In April 2003, the CICA approved a new accounting guideline titled Consolidation of Variable Interest Entities. The final guideline, which will be published shortly, is understood to be harmonized, in all material respects, with the recently issued US guidance (see note 22), and will be applicable for the quarter beginning on January 1, 2004. The Company is currently evaluating the impact of this draft guideline on its consolidated financial statements.

Note 02 - Business Acquisitions
On March 31, 2003, the Company completed a technology investment in the marine navigation business by acquiring all of the issued and outstanding shares of the Norway-based Hitec Marine Automation AS (Hitec). No cash consideration for the purchase of the shares was needed. NOK13.7 million will be expensed for acquisition and integration costs. The business provides marine navigation products and capabilities for both naval and commercial marine markets. This technology investment complements the Company’s existing marine products and capabilities.

The allocation of the purchase price of Hitec is based on management’s estimate of the fair value of assets acquired and liabilities assumed. Allocation of the purchase price involves a number of estimates as well as gathering of information over a number of months. This estimation process will be completed in the next six months and, accordingly, there may be changes to the goodwill and intangible asset values presented below for this acquisition.

E12

During fiscal 2002, the Company completed four strategic acquisitions, two of which accelerated the Company’s move into aviation training, one which signifi- cantly improved the Company’s access to the US defence market and one which provided immediate entry into the commercial marine control systems market. A summary description of each acquisition follows:

On April 2, 2001, the Company acquired all of the issued and outstanding shares of BAE Systems Flight Simulation and Training Inc. (BAE Systems) located in Tampa, Florida, for a total cash consideration of US$76 million. The business has a well-established position in the US defence market for the manufacture of transport and helicopter simulation equipment and has significant training and support service activities for both civil and military markets.

On August 1, 2001, the Company acquired all of the issued and outstanding shares of Valmarine AS of Norway (Valmarine), for a cash consideration of NOK238.6 million and a CAE share issuance of NOK125.4 million, based on the average closing price of CAE’s shares for the 10 days prior to August 1st. Valmarine is the global leader for marine control systems for the commercial market. The purchase price is subject to adjustment based on the performance of the business for the three-year period following the acquisition. Contingent consideration up to a maximum of NOK58 million may be recognized as an additional cost of the purchase when the contingency is resolved, and would be accounted for as additional goodwill.

On August 24, 2001, the Company acquired all of the issued and outstanding shares of the Netherland-based Schreiner Aviation Training B.V. (Schreiner) for total cash consideration of 193.4 million. The business provides simulator and groundschool civil aviation training.

On December 31, 2001, the Company acquired all of the issued and outstanding shares of SimuFlite Training International Inc. (SimuFlite), based in Dallas, Texas, for a total cash consideration of US$210.9 million. In addition, equipment in the amount of US$54 million was sold and leased back. SimuFlite is the world’s second largest provider of business aviation training.

These acquisitions were accounted for under the purchase method and their operating results have been included from the respective acquisition dates.

The net assets acquired are summarized as follows:

(amounts in millions)	BAE Sys- tems	Val- marine	Schrei- ner	Simu- Flite	Sub- total	Hitech Marine Auto- mation	Total
Current assets	$ 36.2	$ 16.3	$ 15.3	$ 23.0	$ 90.8	$ 5.6	$ 96.4
Current liabilities	(65.8)	(8.7)	(37.0)	(8.2)	(119.7)	(13.3)	(133.0)
Property, plant and equipment	59.0	0.5	167.9	262.0	489.4	0.1	489.5
Intangible assets
Trade names	-	3.2	-	37.1	40.3	-	40.3
Customer relations	-	9.8	66.0	29.2	105.0	-	105.0
Customer contractual
agreements	-	2.3	2.2	3.6	8.1	-	8.1
Other intangibles	2.5	3.1	-	3.6	12.6	1.2	13.8
Goodwill	104.2	40.4	102.8	106.3	353.7	1.6	355.3
Future income taxes	36.6	(3.9)	(34.2)	15.1	13.6	4.8	18.4
Long-term debt	(17.3)	-	(23.1)	(52.4)	(98.2)	-	(98.2)
Long-term liabilities	(36.1)	-	-	-	(36.1)	-	(36.1)
	119.3	63.0	259.9	422.7	864.9	-	864.9
Less: Sale and leaseback
of assets	-	-	-	(86.2)	(86.2)	-	(86.2)
Shares issued (note 11)	-	(21.1)	-	-	(21.1)	-	(21.1)
Total cash consideration:	$ 119.3	$ 41.9	$ 259.9	$ 336.5	$ 757.6	$ -	$ 757.6

E13 - E14

The net assets of Schreiner, SimuFlite and approximately 10% of the net assets of BAE Systems (including goodwill of $209.8 million) are included in the Civil Simulation and Training segment. The balance of the net assets of BAE Systems (including goodwill of $93.8 million) is included in the Military Simulation and Training segment. Net assets of Valmarine and Hitec (including goodwill of $38.9 million) are included in the Marine Controls segment.

The goodwill on the SimuFlite acquisition is the sole deductible goodwill for tax purposes.

There were certain adjustments to the assets and liabilities recorded in fiscal 2003 for three of the businesses acquired in fiscal 2003. For Valmarine, the adjustment related to the final evaluation of other intangible assets. With Schreiner, the adjustment pertained to the accounting for simulators that were being built at the time the acquisition was completed. For SimuFlite, the adjustment resulted from a purchase price arbitration settlement which occurred in 2003.

The adjustments made in 2003 to the purchase price equation are summarized as follows:

(amounts in millions)	Valmarine	Schreiner	SimuFlite	Total
Current assets	$ (3.1)	$ -	$ (2.7)	$ (2.8)
Current liabilities	-	(0.1)	(6.0)	(6.1)
Property, plant and equipment	-	-	3.2	3.2
Intangible assets	7.3	-	-	7.3
Goodwill	(2.9)	(11.6)	1.9	(12.6)
Future income taxes	(4.3)	(2.2)	-	(6.5)
Long-term debt	-	13.9	(3.3)	10.6
Total cash consideration:	$ -	$ -	$ (6.9)	$ (6.9)

Note 03 - Discontinued Operations
On February 2, 2000, the Board of Directors approved a plan to divest the Cleaning Technologies and Energy Control Systems businesses. On December 18, 2001, the Board also approved a plan to divest the Forestry Systems business segment. As a result, the results of operations and the financial position of these business segments have been reported separately in the consolidated statements of earnings and the consolidated balance sheets (together the “Discontinued Operations”). Previously reported financial statements have been restated to reclassify the Discontinued Operations, and interest expense has been allocated to the Discontinued Operations based on their share of the Company’s net assets.

On May 31, 2000, the Company completed the sale of substantially all the assets of the Energy Control Systems business to SNC-Lavalin Inc.

On February 28, 2002, the Company completed the sale of two of CAE’s five Cleaning Technologies operations. The Company sold the shares of CAE Ransohoff Inc., of Cincinnati, Ohio, and CAE Ultrasonics Inc., of Jamestown, New York, to the management of these operations. The total consideration was initially US$21.4 million, comprised of US$9.2 million cash and a holdback of US$1.6 million payable 120 days from closing with the balance in the form of a long-term subordinated note receivable. The total consideration was subject to adjustment based on an audit of the closing statement of financial position. In fiscal 2003, the audit was completed and certain issues remain in dispute. Adjustment to reduce the previously recorded consideration by $US2.2 million with a corresponding reduction in the holdback and a reduction in the long-term subordinated note has been recorded based on management’s best estimate.

E15

On March 28, 2002, CAE completed the sale of its fibre screening business to the Advanced Fiber Technologies Income Fund (AFT) for cash proceeds of $162.0 million. Following the closing of this transaction, certain issues arose in connection with the income tax planning with respect to the foreign operations of AFT, and the partial termination of its defined benefit pension plan for the transferred employees. CAE recorded in its loss from Discontinued Operations in fiscal 2003 an additional after-tax cost of $3.2 million (tax amount - $1.1 million) for these adjustments.

On June 28, 2002, CAE sold the shares of CAE Cleaning Technologies Plc to the management of this operation for a note receivable of $1.2 million.

On August 16, 2002, CAE sold substantially all the assets of the sawmill division of its Forestry Systems segment for a cash consideration of $25.0 million and a further estimated payment at $10.0 million based on the operating performance of the company in the three-year period from closing.

Subsequent to March 31, 2003, CAE completed the sale of its remaining Forestry Systems business and the sale of its German Cleaning Technologies operations. In addition, CAE is in exclusive negotiations for the sale of its one remaining Cleaning Technologies business, which is expected to close in the first quarter of fiscal 2004. CAE has adjusted the carrying value of its Discontinued Operations to reflect these agreements.

Summarized financial information for the discontinued operations is as follows:

(amounts in millions)	2003	2002	2001
		(Restated)	(Restated)
Revenue
Cleaning Technologies	$ 72.0	$ 86.5	$ 119.5
Forestry Systems	20.8	193.5	300.0
	92.8	280.0	419.5
Net earnings from Forestry Systems prior to measurement date,
net of tax recovery (2002 - $4.0; 2001 - $14.9)	$ -	$ 8.5	$ 29.0
Net gain (loss) from Forestry Systems after measurement date,
net of tax (2003 - $3.0; 2002 - $15.2)	(7.2)	17.7	-
Net loss from Cleaning Technologies after measurement date,
net of tax recovery (2003 - $7.7; 2002 - $7.3; 2001 - $18.9)	(6.6)	(25.1)	(26.6)
Net earnings (loss) from discontinued operations	$ (13.8)	$ 1.1	$ 2.4

Net cash (used in) provided by operating activities	$ 12.5	$ (15.9)	$ 23.6
Net cash used in investing activities	(14.8)	(4.7)	(11.1)
Net cash used in financing activities	(1.3)	(3.9)	(2.1)
Net cash (used in) provided by discontinued operations	$ (3.6)	$ (24.5)	$ 10.4

E16

(amounts in millions)		2003		2002
	Forestry Systems	Cleaning Technologies	Forestry Systems	Cleaning Technologies
Current assets	$ 11.5	$ 7.9	$ 40.8	$ 20.8
Property, plant and equipment, net	2.7	3.7	15.7	5.4
Goodwill	16.0	4.8	30.2	9.2
Other assets	0.8	2.6	0.6	1.1
	31.0	19.0	87.3	36.5
Assets of discontinued operations		$ 50.0		$ 123.8
Current liabilities	12.8	0.1	26.4	13.7
Other liabilities	0.9	4.1	0.4	-
	$ 13.7	$ 4.2	$ 26.8	$ 13.7
Liabilities of discontinued operations		$ 17.9		$ 40.5

Note 04 - Accounts Receivable

(amounts in millions)	2003	2002
Trade	$ 126.1	$ 107.8
Allowance for doubtful accounts	(12.1)	(6.8)
Unbilled receivables	189.7	223.8
Other receivables	69.4	53.4
	$ 373.1	$ 378.2

Approximately $6.0 million of the March 2003 unbilled receivables are not expected to be recovered within one year (2002 - $10 million).

Note 05 - Inventories

(amounts in millions)	2003	2002
Work-in-progress	$ 115.3	$ 105.9
Raw materials, supplies and manufactured products	21.0	25.0
	$ 136.3	$ 130.9

Note 06 - Property, Plant and Equipment

(amounts in millions)			2003			2002
	Cost	Accumulated Amortiza- tion	Net Book Value	Cost	Accumulated Amortiza- tion	Net Book Value
Land	$ 19.2	$ -	$ 19.2	$ 19.2	$ -	$ 19.2
Buildings and improvements	247.9	50.6	197.3	229.6	40.4	189.2
Machinery and equipment	205.5	122.6	82.9	229.7	105.8	123.9
Simulators	497.3	32.3	465.1	347.2	13.8	333.4
Assets under construction
Buildings	2.1	-	2.1	4.5	-	4.5
Equipment	163.8	-	163.8	146.0	-	146.0
	$ 1,135.8	$ 205.4	$ 930.4	$ 976.2	$ 160.0	$ 816.2

Amortization of property, plant and equipment was $52.1 million in 2003, $37.0 million in 2002 and $18.7 million in 2001.

E17

Note 07 - Intangible Assets

(amounts in millions)			2003			2002
	Cost	Accumulated Amortiza- tion	Net Book Value	Cost	Accumulated Amortiza- tion	Net Book Value
Trade names	$ 38.5	$ 2.3	$ 36.2	$ 40.5	$ 0.5	$ 40.0
Customer relations	111.3	6.8	104.5	104.9	1.8	103.1
Customer contractual agreements	14.3	1.7	12.6	7.9	0.1	7.8
Other intangible assets	20.8	2.4	18.4	13.1	0.6	12.5
	$ 184.9	$ 13.2	$ 171.7	$ 166.4	$ 3.0	$ 163.4

The continuity of intangible assets is as follows:

(amounts in millions)				2003				2002
	Civil Simulation and Training	Military Simulation and Training	Marine Controls	Total	Civil Simulation and Training	Military Simulation and Training	Marine Controls	Total
Beginning balance	$ 114.5	$ 2.5	$ 19.4	$ 163.4	$ -	$ -	$ -	$ -
Additions	1.8	-	1.2	3.0	145.1	2.5	18.4	166.0
Purchase price adjustment (note 2)	-	-	7.3	7.3	-	-	-	-
Amortization	(7.5)	(0.2)	(2.0)	(9.7)	(2.7)	-	(0.3)	(3.0)
Foreign exchange	4.3	(0.2)	3.6	7.7	(0.9)	-	1.3	0.4
Ending balance	$ 140.1	$ 2.1	$ 29.5	$ 171.7	$ 141.5	$ 2.5	$ 19.4	$ 163.4

The yearly estimated amortization expense for the five following years will be approximately $9.6 million.

E18

Note 08 - Goodwill
The following table summarizes the impact of the adoption in fiscal 2002 of the new applicable CICA standards:

(amounts in millions except per share amounts)	2003	2002	2001
Reported net earnings	$ 117.1	$ 149.5	$ 106.1
Add back goodwill amortization	-	-	5.1
Adjusted net earnings	$ 117.1	$ 149.5	$ 111.2
Reported net earnings and diluted net earnings per share	$ 0.53	$ 0.69	$ 0.49
Add back goodwill amortization	-	-	0.2
Adjusted net earnings and diluted net earnings per share	$ 0.53	$ 0.69	$ 0.51

The continuity of goodwill by reportable segment is as follows:

(amounts in millions)				2003				2002
	Civil Simulation and Training	Military Simulation and Training	Marine Controls	Total	Civil Simulation and Training	Military Simulation and Training	Marine Controls	Total
Beginning balance	$ 217.8	$ 114.7	$ 43.0	$ 375.5	$ -	$ 18.5	$ -	$ 18.5
Additions	-	-	1.6	1.6	219.0	94.4	40.3	353.7
Purchase price adjustment (note 2)	(9.7)	-	(2.9)	(12.6)	-	-	-	-
Foreign exchange	4.8	(7.1)	4.6	2.3	(1.2)	1.8	2.7	3.3
Ending balance	$ 212.9	$ 107.6	$ 46.3	$ 366.8	$ 217.8	$ 114.7	$ 43.0	$ 375.5

E19

Note 09 - Other Assets

(amounts in millions)	2003	2002
(Restated) (note 1)
Investment in and advances to CVS Leasing Ltd. (i)	$ 43.7	$ 24.0
Deferred development costs net of $0.2 million accumulated
amortization (2002 - nil) (ii)	37.6	30.1
Deferred pre-operating costs net of $4.4 million accumulated
amortization (2002 - $2.2 million)	27.7	26.6
Long-term receivables (iii)	15.1	13.0
Deferred financing costs net of $2.1 million accumulated
amortization (2002 - $1.6 million)	12.7	16.3
Other	28.4	26.0
	$ 165.2	$ 136.0

(i)

The Company led a consortium which was contracted by the UK MoD to design, construct, manage, finance and operate an integrated simulator-based aircrew training facility for the Medium Support Helicopter fleet of the Royal Air Force. The contract covers a 40-year period, which can be terminated by the MoD after 20 years, in 2018.

In connection with the contract, the Company has established a subsidiary, CAE Aircrew Training Plc (Aircrew), of which it owns 78% (2002 - 74%) with the balance held by the other consortium partners. This subsidiary has leased the land from the MoD, has built the facility and operates the training centre, and has been consolidated with the accounts of the Company.

In addition, the Company has a minority shareholding of 14% (2002 - 11%) in, and has advanced funds to, CVS Leasing Ltd. (CVS), a company established to acquire the simulators and other equipment that are leased to Aircrew. CVS obtained project financing which amounts to £73 million at March 31, 2003, and expires in October 2015. This financing is secured solely by the assets of CVS with no recourse to CAE.

(ii)

Research and development expenditures aggregated $115.2 million during the year (2002 - $104.7 million, 2001 - $104.9 million) of which $13.7 million was capitalized. The Company has received government assistance of $32.5 million during the year (2002 - $15.8 million, 2001 - $3.5 million), of which $2.3 million (2002 - $9.5 million, 2001 - nil) was recorded against deferred costs incurred to develop new products with the balance being accounted for as a reduction of research and development expenses.

(iii)

The Company has established a secured subordinated promissory note with the Cleaning Technologies Group for the sale of the Ransohoff and Ultrasonic operations. The principal amount of the note, $13.2 million, shall be due and payable commencing on August 28, 2005, until August 28, 2010, at an interest rate of 7%.

E20

Note 10 - Debt Facilities
A. Long-Term Debt

(amounts in millions)		2003	2002
(i)	Senior notes	$ 178.7	$ 192.1
	Revolving unsecured term credit facilities,
	(ii) 5 years maturing April 2006, US$350.0 and €100.0
	(outstanding March 31, 2003 - $114.0 and US$195.0,
	March 31, 2002 - $25.0 and US$139.0)	400.5	246.4
	(iii) 18 months, maturing June 2003, (US$135.0)
	(outstanding March 31, 2003 - US$35.0,
	March 31, 2002 - US$174.0)	51.4	277.3
(iv)	Term loan of US$32.5, secured, maturing in April 2009	47.8	58.0
(v)	Term loan of £12.7, secured, maturing in October 2015
	(outstanding March 31, 2003 - £10.1)	23.5	25.9
(vi)	Grapevine Industrial Development Corporation bonds, secured	39.7	43.1
(vii)	Secured loans, (US$5.8 and RMB29.0)	-	14.3
(viii)	Term loan of £31.8, secured, maturing September 2029
	(outstanding March 31, 2003 - £17.5)	40.7	34.4
(ix)	Obligations under capital lease commitments	29.1	35.0
Less: Long-term debt due within one year		811.4	926.5
		13.4	37.5
		$ 798.0	$ 889.0

(i)

Pursuant to a private placement, the Company borrowed US$108.0 million and $20.0 million. These unsecured senior notes rank equally with term bank financings with fixed repayment amounts of $20.0 million in 2005, US$15.0 million in 2007, US$60.0 million in 2009 and US$33.0 million in 2012. Fixed interest is payable semi-annually in June and December at an average rate of 7.6% on the US amounts and 7.2% on the Canadian amount. The Company has entered into interest rate swap agreements converting the initial fixed interest rate into the equivalent of a three-month LIBOR borrowing plus 1.8% on US$33.0 million of the senior notes.

(ii)

These facilities (US$350.0 million and 100.0 million) are unsecured and the interest rate payable is based on LIBOR, BAs or EURIBOR plus 0.50%. As at the end of both fiscal years, an amount of $35.0 million has been fixed through a swap agreement until April 2006 at a rate of 5.0%. Also, as at March 31, 2002, an amount of $205.0 million was fixed until February 2003 at an average rate of 2.72%. The facility of 100.0 million was not used as of March 31, 2002 and 2003. The average interest rate at March 31, 2003 is 2.4% (2002 - 2.5%).

E21

(iii)

The revolving credit facility of US$200.0 million which expires in June 2003 was reduced to US$135.0 million in October 2002 and again in April 2003 to US$35.0 million. The facility is unsecured and the interest rate payable is based on LIBOR plus 0.50%. This facility will be refinanced by drawing under the existing credit facilities (US$350.0 million and 100.0 million) that mature in April 2006.

(iv)

The Company arranged project financing for its training centre in S~o Paulo, Brazil. This term loan is secured by the assets of the training centre and is repayable semi-annually until April 30, 2009. Interest on the loan is charged at arate of approximately 7.72%. The net book value of the assets securing the loan is US$50.0 million as at March 31, 2003 (2002 - US$52.5 million).

(v)

The Company arranged project financing for one of its subsidiaries to finance the Company’s Medium Support Helicopter program for the MoD in the United Kingdom. The credit facility includes a term loan that is secured by the project assets of the subsidiary and a bi-annual repayment is required until 2015. The facility also includes a standby loan of £4.0 million and a working capital loan of £1.0 million, both maturing in October 2015. Interest on the loans is charged at a rate approximating LIBOR plus 1%. The Company has entered into interest rate swaps totalling £10.3 million fixing the interest rate at approximately 6.82%. The value of the assets pledged as collateral for the credit facility as at March 31, 2003, is £25.8 million (2002 - £25.3 million) (note 9 (i)).

(vi)

Airport Improvement Revenue Bonds were issued by the Grapevine Industrial Development Corporation, Grapevine, Texas, for amounts of US$8.0 million and US$19.0 million and maturing respectively in 2010 and 2013. Real property improvements, fixtures and specified simulation equipment secure the bonds. The rates are set periodically by the remarketing agent based on market conditions. For the bonds maturing in 2010, the rate is set weekly and, for the 2013 series, yearly. The rates are subject to a maximum rate of 10% permissible under current applicable laws. As at March 31, 2003, the combined rate for both series was approximately 1.8%. The security is limited to an amount not exceeding the outstanding balance of the loans which represents US$27.0 million as at March 31, 2003. Also, a letter of credit has been issued to support the bonds for the outstanding amount of the loans.

(vii)

Secured loans consisted of a US$5.8 million loan secured by equipment expiring in June 2002 with interest payable based on US commercial paper plus 1% and a loan of RMB29 million expiring in December 2011 with interest at 6.83%. The values of the equipment securing the two loans are respectively US$8.2 million and RMB117.5 million.

E22

(viii)

The Company, in association with two other partners, arranged project financing for the delivery of training services on the Astute Class Submarine for the MoD in the United Kingdom. The Company’s participation is 50%. The secured loans consist of a loan of £31.8 million split into three sections, a term loan expiring September 2029, an Equity Bridge loan expiring September 2029 and a Ramp Up Facility expiring August 2004. Interest payable amounts are based on LIBOR plus 0.60% for the term loan and the Equity Bridge loan and LIBOR plus 1.75% for the Ramp Up Facility. The loans are secured by fixed and floating charges over property and assets of the Company. The value, at CAE’s participation of 50%, of the assets pledged is £17.2 million as at March 31, 2003 (2002 - £8.4 million).

(ix)

These capital leases are related to the leasing of various simulators in CAE’s subsidiaries. The cost associated with these simulators is $41.1 million and the accumulated amortization as at March 31, 2003, is $19.5 million (2002 - $16.4 million) for a net book value of $21.6 million (2002 - $24.7 million). The effective interest rate on obligations under capital leases, which mature from June 2003 to March 2024, was approximately 5.1% (2002 - 5.3%).

(x)	Payments required in each of the next five years to meet the retirement provisions of the long-term debt are as follows:
(amounts in millions)
2004	$ 13.4
2005	16.9
2006	33.8
2007	465.4
2008	34.5
Thereafter	247.4
$ 811.4
(xi)	Details of net interest expense (income) are as follows:
(amounts in millions)	2003	2002	2001
Long-term debt interest expense	$ 37.1	$ 30.3	$ 17.6
Short-term debt interest expense	0.2	1.9	0.1
Interest income	(3.7)	(3.4)	(20.1)
Other financing charges	3.1	1.4	0.1
Allocation of interest expense to discontinued operations	(0.1)	(3.6)	(4.0)
Interest capitalized	(6.2)	(3.9)	-
Net interest expense (income)	$ 30.4	$ 22.7	$ (6.3)

Certain of the Company’s debt instruments include customary positive and negative covenants, including interest coverage, leverage ratios and restrictions on the sale of assets. At March 31, 2003, the Company is in compliance with its debt covenants.

B. Short-Term Debt
The Company has unsecured bank lines of credit available in various currencies totalling $89.0 million, of which $41.3 million was used as at March 31, 2003. The effective rate on the short-term borrowings was 4.8% (2002 - 5.6%, 2001 - 8.4%).

E23

Note 11 - Capital Stock

(i)

The Company’s articles of incorporation authorize the issuance of an unlimited number of preferred shares, issuable in series, and an unlimited number of common shares. To date, the Company has not issued any preferred shares.

(ii)	A reconciliation of the issued and outstanding common shares of the Company is as follows:

		2003		2002		2001
	Number of Shares	Stated Value	Number of Shares (c)	Stated Value	Number of Shares (c)	Stated Value
Balance at beginning of year	218,955,780	$ 186.8	216,399,856	$ 159.4	215,158,370	$ 152.3
Stock options exercised	650,776	3.5	1,118,400	6.1	1,413,076	6.9
Stock dividends (a)	54,622	0.2	17,605	0.2	34,410	0.3
Purchase of capital stock (b)	-	-	-	-	(206,000)	(0.1)
Treasury issue (note 2)	-	-	1,419,919	21.1	-	-
Balance at end of year	219,661,178	$ 190.5	218,955,780	$ 186.8	216,399,856	$ 159.4

(a)	The Company provides that its shareholders may elect to receive common stock dividends in lieu of cash dividends.
(b)

During the first quarter of fiscal 2001 the Company purchased 206,000 common shares on the Toronto Stock Exchange under its normal course issuer bid. The Company has purchased 8,877,000 common shares since the inception of the program on June 21, 1999. Shares purchased by the Company were cancelled. The bid expired on June 20, 2000.

(c)

The Company has an amended and restated shareholder protection rights plan agreement whereby one right has been issued for each outstanding common share of the Company. The rights remain attached to the shares and are not exercisable until the occurrence of certain designated events. Upon the occurrence of such an event, the right entitles a shareholder of the Company to acquire additional common shares from treasury at half their market value. The rights expire on the date immediately after the Company’s Annual Meeting of Shareholders to be held in August 2003, unless terminated at an earlier date by the Board of Directors.

(d)

On June 20, 2001, the Board of Directors declared a 100% stock dividend in respect of the common shares in the capital of the Company, effectively achieving a two-for-one split of CAE’s outstanding common shares. The stock dividend was payable to shareholders of record at the close of business on July 9, 2001, on the basis of one additional share for each common share held as of the Record Date. CAE’s common shares commenced trading on a split basis on July 5, 2001, on the Toronto Stock Exchange. The Company ascribed no monetary value to the stock dividend. The number of shares and options, the option exercise prices and the basic and diluted net earnings per share figures have been restated retroactively to reflect the stock dividend.

(e)	The following is a reconciliation of the denominators for the basic and diluted earnings per share computations:

	2003	2002	2001
Weighted average number of common shares outstanding - Basic	219,427,513	217,592,039	215,666,346
Effect of dilutive stock options	897,806	2,544,722	2,570,454
Weighted average number of common shares outstanding - Diluted	220,325,319	220,136,761	218,236,800

Options to acquire 3,198,000 common shares (2002 - 1,474,628, 2001 - nil) have been excluded from the above calculation since their inclusion would have an antidilutive effect.

E24

Note 12 - Stock-Based Compensation Plans

Employee Stock Option Plan
Under the long-term incentive program of the Company, options may be granted to officers and other key employees of the Company and its subsidiaries to purchase common shares of the Company at a subscription price of 100% of market value. Market value is determined as the closing price of the common shares on the Toronto Stock Exchange on the last day of trading prior to the effective date of the grant.

At March 31, 2003, a total of 11,812,046 common shares remained authorized for issuance under the Plan. The options are exercisable during a period not to exceed six years and are not exercisable during the first 12 months after the date of the grant. The right to exercise all of the options accrues over a period of four years of continuous employment. However, if there is a change of control of the Company, the options become immediately exercisable. Options are adjusted proportionately for any stock dividends or stock splits attributed to the common shares of the Company.

A reconciliation of the outstanding options is as follows:

		2003		2002		2001
for the years ended March 31	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Options outstanding at beginning of year	4,999,078	$ 7.70	5,114,350	$ 5.70	5,479,326	$ 4.96
Granted	1,767,000	$ 12.71	1,698,012	$ 12.19	2,018,400	$ 6.84
Exercised	(650,776)	$ 5.62	(1,118,400)	$ 5.41	(1,413,076)	$ 4.90
Forfeited	(325,400)	$ 9.38	(692,884)	$ 7.71	(970,300)	$ 5.06
Expired	(97,152)	$ 9.10	(2,000)	$ 12.23	-	-
Options outstanding at end of year	5,692,750	$ 9.37	4,999,078	$ 7.70	5,114,350	$ 5.70
Options exercisable at end of year	2,000,975	$ 6.78	1,417,878	$ 5.70	1,268,500	$ 5.34

E25

The following table summarizes information about the Company’s Employee Stock Option Plan as at March 31, 2003:

		Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$4.10 to $5.70	1,175,550	2.00	$ 4.48	833,050	$ 4.59
$6.425 to $9.60	1,502,200	2.84	$ 6.90	840,050	$ 6.82
$11.90 to $14.60	3,015,000	4.75	$ 12.51	327,875	$ 12.26
Total	5,692,750	3.67	$ 9.37	2,000,975	$ 6.78

During the year ended March 31, 2003, the Company granted 1,767,000 options to purchase common shares. The weighted average grant date fair value of options granted during this period amounted to $5.84 per option. To compute the pro forma compensation cost, the Black-Scholes valuation model was used to determine the fair value of the options granted. Pro forma net earnings and pro forma basic and diluted net earnings per share and the assumptions used in the calculation are presented below:

(amounts in millions except per share amounts and assumptions data)	2003
Net earnings, as reported	$ 117.2
Pro forma impact	$ (2.5)
Pro forma net earnings	$ 114.7
Pro forma basic and diluted net earnings per share	$ 0.52
Assumptions used in Black-Scholes options pricing model:
Dividend yield	1.058%
Expected volatility	46.5%
Risk-free interest rate	5.26%
Expected life (years)	6

Employee Stock Purchase Plan
The Company maintains an Employee Stock Purchase Plan (ESPP or “the Plan”) to enable employees of the Company and its participating subsidiaries to acquire CAE common shares through regular payroll deductions plus employer contributions. The Plan allows employees to contribute up to 10% of their annual base salary. The Company and its participating subsidiaries match the first $500 employee contribution and contribute $1 for every $3 on additional employee contributions, to a maximum of 2% of the employee’s base salary. Matching contributions vest at the beginning of the third year following the year during which the employee contributions were made, provided employment has been continuous during that period. Common shares of the Company are purchased by the ESPP trustee on behalf of the participants on the open market, through the facilities of the Toronto Stock Exchange. The Company recorded compensation expense in the amount of $1.9 million (2002 - $1.9 million; 2001 - $2.1 million) in respect of employer contributions under the Plan.

E26

Deferred Share Unit Plan
Effective May 1, 2000, the Company adopted a Deferred Share Unit (DSU) Plan for executives whereby an executive may elect to receive any cash incentive compensation in the form of DSUs. The DSU Plan is intended to enhance the Company’s ability to promote a greater alignment of interests between executives and the shareholders of the Company. A DSU is equal in value to one common share of the Company. The units are issued on the basis of the average closing board lot sale price per share of CAE common shares on the Toronto Stock Exchange during the last 10 days on which such shares traded prior to the date of issue. The units also accrue dividend equivalents payable in additional units in an amount equal to dividends paid on CAE common shares. DSUs mature upon termination of employment, whereupon an executive is entitled to receive the fair market value of the equivalent number of common shares, net of withholdings, in cash.

In fiscal 2000, the Company adopted a DSU Plan for non-employee directors. A non-employee director holding less than 10,000 common shares of the Company receives the Board retainer and attendance fees in the form of DSUs. A nonemployee director holding at least 10,000 common shares may elect to participate in the DSU Plan in respect of part or all of his or her retainer and attendance fees. The terms of the DSU Plan are essentially identical to the key executive DSU Plan except that the share price used to value the DSU is based on the closing price per share of CAE common shares on the Toronto Stock Exchange on the day preceding the last business day of March, June, September and December.

The Company records the cost of the DSU Plans as compensation expense. As at March 31, 2003, 362,498 units were outstanding at a value of $1.0 million (2002 - 194,581 units at a value of $2.3 million; 2001 - 53,220 units at a value of $1.3 million).

E27

Note 13 - Financial Instruments
Foreign Currency Risk
The Company entered into forward foreign exchange contracts totalling $102.9 million (buy contracts $51.3 million and sell contracts $51.6 million). The total unrealized gain as of March 31, 2003, is $3.0 million (on buy contracts $1.1 million and on sell contracts $1.9 million).

Consolidated Foreign Exchange Deals Outstanding

(amounts in millions of Canadian dollars)		2003		2002
Currencies (Sold/Bought)	Notional Amount[1]	Average Rate	Notional Amount[1]	Average Rate
US/CA
Less than 1 year	20.6	0.6222	55.0	0.6334
CA/US
Less than 1 year	4.4	1.4842	10.4	1.5961
US/EUR
Less than 1 year	21.1	1.0376	24.2	0.8801
Between 1 and 3 years	1.9	0.8785	2.2	0.8785
CA/EUR
Less than 1 year	20.8	1.6168	0.8	1.3063
EUR/CA
Less than 1 year	7.8	0.6168	-	-
Between 1 and 3 years	7.8	0.6028	-	-
Between 3 and 5 years	6.7	0.5891	-	-
GBP/CA
Less than 1 year	10.5	0.4404	36.3	0.4411
Between 1 and 3 years	1.1	0.4606	8.7	0.4435
CA/GBP
Less than 1 year	-	-	1.0	2.3795
GBP/EUR
Less than 1 year	-	-	3.5	0.6354
EUR/GBP
Less than 1 year	-	-	2.1	1.6453
	102.9		144.5

1 Exchange rates as at the end of the respective fiscal year were used to translate amounts in foreign currencies.

Credit Risk
The Company is exposed to credit risk on billed and unbilled accounts receivable. However, its customers are primarily established companies with publicly available credit ratings, or government agencies, factors that minimize the risk. In addition, the Company typically receives substantial non-refundable deposits on contracts. The Company closely monitors its exposure to major airlines in order to curtail it to the extent possible.

The Company is exposed to credit risk in the event of non-performance by counterparties to its derivative financial instruments. The Company minimizes this exposure by entering into contracts with counterparties that are of high credit quality. Collateral or other security to support financial instruments subject to credit risk is usually not obtained. The credit standing of counterparties is regularly monitored.

E28

Interest Rate Exposure
The Company is exposed to the volatility of interest rates on its long-term debt. As at March 31, 2003, the Company has entered into five interest rate swap agreements with three different financial institutions to mitigate these risks for a total notional value of $123.6 million. One agreement, with a notional value of $48.5 million (US$33 million), has converted fixed interest rate debt into floating whereby the Company pays the equivalent of a three-month LIBOR borrowing rate plus 1.8% and receives a fixed interest rate of 7.76% up to June 2012. The remaining four contracts are converting floating interest rate debt into fixed for a notional value of $75.1 million whereby the Company will receive quarterly LIBOR and pay fixed interest payments as follows:

• until February 2003 on two contracts totalling $205.6 million (US$129.0 million), the Company paid annually a fixed interest rate of 2.72%;
• until April 2006 on $35.0 million, the Company will pay quarterly a fixed interest rate of 4.97%;
• until September 2005 on $16.1 million (US$11.0 million), the Company will pay monthly at a fixed annual interest rate of 4.95%;
• until October 2011 on two contracts totalling $24.0 million (£10.3 million), the Company will pay quarterly at a fixed annual interest rate of 6.82%.

After taking into consideration these swap agreements, as at March 31, 2003, 38% of the long-term debt bears fixed interest rates.

Fair Value of Financial Instruments
The following methods and assumptions have been used to estimate the fair value of the financial instruments:
• cash and short-term investments, accounts receivable, accounts payable and accrued liabilities are valued at their carrying amounts on the balance sheet, which represent an appropriate estimate of their fair values due to their near-term maturities;
• capital leases are valued using the discounted cash flow method;
• long-term debt value is estimated based on discounted cash flows using current interest rates for debt with similar terms and remaining maturities;
• interest rate and currency swap contracts reflect the present value of the potential gain or loss if settlement were to take place at the balance sheet date;
• the forward foreign exchange contracts are represented by the estimated amounts that the Company would receive or pay to settle the contracts at the balance sheet date.

The fair value and the carrying amount of the financial instruments as at March 31 is as follows:

(amounts in millions)		2003		2002
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
Long-tem debt	$ 837.8	$ 811.4	$ 935.6	$ 926.5
Net forward foreign exchange contracts	2.7	-	(0.9)	-
Interest rate swap contracts	(10.3)	-	(2.2)	-
Currency swap contracts	-	-	3.9	-

E29

Letters of Credit and Guarantees
As at March 31, 2003, CAE had outstanding letters of credit and performance guarantees in the amount of $195.1 million (2002 - $188.1 million) issued in the normal course of business. These guarantees are issued under standby facilities available to the Company through various financial institutions.

The advance payment guarantees are related to progress/milestone payments made by our customers and are reduced or eliminated upon delivery of the product. The contract performance guarantees are linked to the completion of the intended product or service rendered by CAE and at the satisfaction of the customer. It represents 10% to 20% of the overall contract amount. The customer releases the Company from these guarantees at the signature of a certificate of completion.

(amounts in millions)	2003	2002
Advance payment	$ 159.9	$ 95.6
Contract performance	32.4	90.2
Others	2.8	2.3
Total	$ 195.1	$ 188.1

Residual Value Guarantees - Sale and Leaseback Transactions
Following certain sale and leaseback transactions, the Company has agreed to guarantee the residual value of the underlying equipment in the event that the equipment is returned to the lessor and the net proceeds of any eventual sale do not cover the guaranteed amount. The maximum amount of exposure is $29.7 million of which $12.2 million matures in 2008, $8.3 million in 2020 and $9.2 million in 2023. Of this amount, as at March 31, 2003, $22.6 million is recorded as deferred gain (2002 - $17.5 million).

Indemnifications
In certain instances when CAE sells businesses, the Company may retain certain liabilities for known exposures and provide indemnification to the buyer with respect to future claims for certain unknown liabilities exisiting, or arising from events occurring, prior to the sale date, including liabilities for taxes, legal matters, environmental exposures, product liability and other obligations. The terms of the indemnifications vary in duration, from one to two years for certain types of indemnities, to terms for tax indemnifications that are generally aligned to the applicable statute of limitations for the jurisdiction in which the divestiture occurred, and terms for environmental indemnities that typically do not expire. The maximum potential future payments that the Company could be required to make under these indemnifications are either contractually limited to a specified amount or unlimited. The Company believes that the maximum potential future payments that the Company could be required to make under these indemnifications are not determinable at this time, as any future payments would be dependent on the type and extent of the related claims, and all available defenses, which are not estimable.

E30

Note 14 - Income Taxes
A reconciliation of income taxes at Canadian statutory rates with the reported income taxes is as follows:

(amounts in millions)	2003	2002 (Restated)	2001 (Restated)
Earnings from continuing operations before income taxes	$ 191.2	$ 218.3	$ 155.9
Statutory income tax rates in Canada	34.7%	37.4%	44.6%
Income taxes at Canadian statutory rates	$ 66.3	$ 81.6	$ 69.5
Difference between Canadian statutory rates and those
applicable to foreign subsidiaries	0.7	5.3	(10.7)
Manufacturing and processing allowance	(3.5)	(13.1)	(8.3)
Losses not tax effected	1.0	11.0	3.6
Tax benefit of losses not previously recognized	(1.1)	(6.7)	(0.2)
Research and development investment tax credits	(0.5)	(3.0)	(1.1)
Other	(2.7)	(5.2)	(0.6)
Total income tax expense	$ 60.2	$ 69.9	$ 52.2

Significant components of the provision for income tax expense attributable to continuing operations are as follows:

(amounts in millions)	2003	2002 (Restated)	2001 (Restated)
Current income taxe expense	$ 41.4	$ 62.8	$ 60.7
Change in temporary differences	20.7	9.0	(10.3)
Tax rate changes	(1.6)	0.4	(0.6)
Other	(0.3)	(2.3)	2.4
Future income tax expense (benefit)	18.8	7.1	(8.5)
Total income tax expense	$ 60.2	$ 69.9	$ 52.2

The tax effects of temporary differences that gave rise to future tax liabilities and assets are as follows:

(amounts in millions)	2003 (Restated)	2002 (Restated)	2001 (Restated)
Non-capital loss carryforwards	$ 91.1	$ 101.3	$ 120.0
Capital loss carryforwards	-	4.8	5.3
Investment tax credits	(18.9)	(22.6)	(31.5)
Property, plant and equipment	(56.0)	(40.8)	(12.8)
Employee pension plans	(2.0)	3.2	(3.1)
Amounts not currently deductible	21.1	20.5	20.9
Percentage-of-completion versus completed contract	(35.2)	(30.0)	(18.6)
Other	(2.8)	(2.8)	5.1
	$ (2.7)	$ 33.6	$ 85.3
Valuation allowance	(31.0)	(46.6)	(76.2)
Net future income tax assets (liabilities)	$ (33.7)	$ (13.0)	$ 9.1

As of March 31, 2003, the Company has accumulated non-capital losses carried forward relating to operations in the United States for approximately US$133.9 million. For financial reporting purposes, a net future income tax asset of US$32.5 million has been recognized in respect of these loss carryforwards.

E31

The Company has accumulated non-capital tax losses carried forward relating to its operations in other countries of approximately $74.0 million. For financial reporting purposes, a net future income tax asset of $12.3 million has been recognized.

The losses for income tax purposes expire as follows:

Year of expiration (amounts in millions)	United States (US$)	Other Countries (CA$)
2004	-	-
2005	-	-
2006	19.8	-
2007	44.5	-
2008	27.2	-
2009-2021	42.4	17.7
No expiration	-	56.3
	133.9	74.0

The valuation allowance relates principally to loss carryforward benefits where realization is not likely due to a history of loss carryforwards and to the uncertainty of sufficient taxable earnings in the future, together with time limitations in the tax legislation giving rise to the potential benefit. In 2003, $21.1 million (2002 - $21.8 million) of the valuation allowance balance was reversed when it became more likely than not that benefits would be realized.

Note 15 - Long-Term Liabilities

(amounts in millions)	2003	2002
Deferred revenue and gains (i)	$ 108.7	$ 52.9
Long-term portion employee benefits obligation	11.2	4.2
Government cost sharing (note 18)	4.6	-
Other	15.1	16.6
	$ 139.6	$ 73.7
(i)

Deferred revenue and gains result from the Company’s deferred gains on sale and leaseback arrangements of $75.6 million at March 31, 2003 (2002 - $27.0 million). The remaining deferred revenue balance relates to the Company’s training service activities.

Note 16 - Supplementary Cash Flow Information
Cash provided by (used in) non-cash working capital is as follows:

(amounts in millions)	2003	2002	2001
Accounts receivable	$ 22.3	$ (50.4)	$ 21.8
Inventories	(3.1)	(23.8)	(45.7)
Prepaid expenses	(6.0)	1.9	5.9
Income taxes recoverable	23.1	36.9	49.7
Accounts payable and accrued liabilities	13.7	27.9	71.0
Deposits on contracts	(91.3)	(0.1)	(23.6)
	$ (41.3)	$ (7.6)	$ 79.1
Interest paid	$ 38.8	$ 25.3	$ 20.6
Income taxes paid	$ 3.5	$ 8.2	$ 8.8
Amortization of other assets	$ 8.8	$ 3.2	$ -

E32

Note 17 - Contingencies
Through the normal course of operations, the Company is party to a number of lawsuits, claims and contingencies. Accruals are made in instances where it is probable that liabilities will be incurred and where such liabilities can be reasonably estimated. Although it is possible that liabilities may be incurred in instances for which no accruals have been made, the Company has no reason to believe that the ultimate outcome of these matters will have a material impact on its financial position.

Note 18 - Government Cost Sharing
The Company has signed agreements with the Government of Canada whereby the latter shares in the cost, based on expenditures incurred by the Company, of certain research and development programs for visual systems and advanced flight simulation technology for civil applications and networked simulation for military applications. Funding in the amount of $31.2 million related to the visual research and development programs was completed in 2001. Royalty payments for this program are estimated at $1.6 million in fiscal 2003 (2002 - $2.6 million). In fiscal 2002, funding of $41.4 million was approved for advanced civil flight simulation. In fiscal 2003, funding of $39.0 million was also approved to develop a military network simulation. The Company provided for $4.6 million of future repayments on these two programs in fiscal 2003. Funding for these programs is based on expenditures incurred by the Company. The amount of funding received in fiscal 2003 was $20.2 million (2002 - $15.8 million, 2001 - $3.5 million) for the civil program and $12.3 million (2002 - nil, 2001 - nil) for the military program.

These programs are repayable in the form of royalties to March 2013 based on future sales. The maximum amount of royalties payable under the visual program is $41.4 million. The maximum payment under the civil or military simulation programs, based on future sales, is $66.0 million and $53.6 million respectively.

Note 19 - Operating Lease Commitments
Future minimum lease payments under operating leases are as follows:

(amounts in millions)	Civil Simulation and Training	Military Simulation and Training	Marine Controls	Total
Years ending March 31,
2004	$ 44.5	$ 37.5	$ 1.3	$ 83.3
2005	42.0	36.6	1.1	79.7
2006	38.8	32.1	0.8	71.7
2007	35.7	22.2	0.1	58.0
2008	33.1	21.6	0.1	54.8
Thereafter	300.1	117.7	0.1	417.9
	$ 494.2	$ 267.7	$ 3.5	$ 765.4

E33

Note 20 - Pensions
The Company has defined benefit plans that provide benefits based on length of service and final average earnings. The Company has an obligation to ensure that there are sufficient funds in the plans to pay the benefits earned.

Contributions reflect actuarial assumptions concerning future investment returns, salary projections and future service benefits. Plan assets are represented primarily by Canadian and foreign equities and government and corporate bonds.

For fiscal 2003, the Company amended the actuarial assumption for return on plan assets to 6.5% (2002 - 9.0%).

The changes in the pension obligations and in the fair value of assets and the funded status of the defined benefit plans were as follows:

(amounts in millions)	2003	2002	2001
Change in pension obligations
Pension obligation, beginning of year	$ 131.4	$ 126.0	$ 111.5
Current service cost	4.6	4.2	3.3
Interest cost	8.5	8.1	7.8
Settlement gain on discontinued operations	-	(2.5)	-
Employee contributions	2.7	2.2	2.3
Loss on plan amendments	2.8	1.1	1.6
Pension benefits paid	(8.4)	(8.8)	(8.4)
Actuarial loss	5.6	1.1	7.9
Pension obligation, end of year	$ 147.2	$ 131.4	$ 126.0
Change in fair value of plan assets
Fair value of plan assets, beginning of year	$ 111.7	$ 121.5	$ 120.5
Expected return on plan assets	7.2	10.6	10.7
Pension benefits paid	(8.4)	(8.8)	(8.4)
Settlement loss on discontinued operations	-	(2.5)	-
Disbursements	(0.3)	-	-
Employee contributions	2.7	2.2	2.3
Employer contributions	7.2	0.6	0.7
Actuarial loss	(14.5)	(11.9)	(4.6)
Fair value of plan assets, end of year	$ 105.6	$ 111.7	$ 121.5
Funded status-plan deficit	$ (41.6)	$ (19.7)	$ (4.5)
Unrecognized net actuarial loss	44.1	24.9	12.5
Unamortized past service cost	5.2	2.6	1.6
Accrued net pension asset, end of year	$ 7.7	$ 7.8	$ 9.6

The actuarial present value of accrued pension benefits has been estimated taking into consideration economic and demographic factors over an extended future period. Significant assumptions used in the calculation are as follows:

	2003	2002	2001
Return on plan assets	6.5%	9.0%	9.0%
Discount rate for pension benefit obligations	6.5%	6.5%	6.5%
Compensation rate increases	2.75% to 5.25%	2.75% to 5.25%	2.75% to 5.25%

The net pension expense for the years ended March 31 included the following components:

(amounts in millions)	2003	2002	2001
Current service cost	$ 4.9	$ 4.2	$ 3.3
Interest cost on projected pension obligations	8.5	8.1	7.8
Expected return on plan assets	(7.2)	(10.6)	(10.7)
Amortization of net actuarial loss	0.8	-	-
Amortization of past service costs	0.2	0.1	-
Net pension expense	$ 7.2	$ 1.8	$ 0.4

E34

Note 21 - Business Segments
The Company’s significant business segments include:

(i)	Civil Simulation and Training - a world-leading supplier of civil flight simulators and visual systems, and a provider of business and civil aviation training.
(ii)	Military Simulation and Training - a premier supplier of military flight and landbased simulators, visual and training systems.
(iii)	Marine Controls - a world leader in the supply of automation and control systems for the naval and commercial markets. The business also provides naval training systems and designs and manufactures power plant training simulators and systems.

Each operating segment is led by a senior executive, offers different products and uses different technology and marketing strategies. The Company evaluates performance based on operating earnings before interest and income taxes and uses capital employed to assess resources allocated to each segment. Capital employed includes accounts receivable, inventories, prepaid expenses, property, plant and equipment, goodwill, intangible assets and other assets less accounts payable and accrued liabilities, deposits on contracts and contingent consideration due to acquisitions included in other long-term liabilities.

Prior to fiscal 2003, the Marine Controls segment was aggregated and presented with the Military Simulation and Training segment. In 2003, these segments are now presented separately and accordingly comparative figures have been restated in order to be consistent with the new basis of presentation.

E35

Financial information on the Company’s operating segments is shown in the following table:

Business Segments

(amounts in millions)	2003	2002	2001
		(Restated) (note 1)	(Restated) (note 1)
Capital employed
Civil Simulation and Training	$ 1,156.9	$ 1,057.3	$ 74.5
Military Simulation and Training	247.7	187.3	60.0
Marine Controls	122.9	86.0	19.0
Other	(9.7)	11.8	9.4
Total capital employed	$ 1,517.8	$ 1,342.4	$ 162.9
Cash	17.1	88.8	156.8
Short-term investments	2.6	21.3	122.8
Income taxes recoverable	25.7	15.8	8.2
Accounts payable and accrued liabilities	413.3	420.5	315.0
Deposits on contracts	101.2	189.1	175.9
Future income taxes - short-term	3.5	28.9	15.4
Future income taxes - long-term	85.7	74.1	18.2
Long-term liabilities	139.6	73.7	20.7
Assets of discontinued operations	50.0	123.8	370.9
Total assets	$ 2,356.5	$ 2,378.4	$ 1,366.8
Total assets by segment
Civil Simulation and Training	$ 1,474.3	$ 1,380.9	$ 348.5
Military Simulation and Training	442.6	444.6	260.6
Marine Controls	214.8	165.1	58.4
Assets of discontinued operations	50.0	123.8	370.9
Other	174.8	264.0	328.4
	$ 2,356.5	$ 2,378.4	$ 1,366.8
Capital expenditures
Civil Simulation and Training	$ 207.0	$ 216.7	$ 72.9
Military Simulation and Training	12.1	14.1	1.8
Marine Controls	19.8	18.8	1.6
	$ 238.9	$ 249.6	$ 76.3
Amortization of property, plant and equipment
Civil Simulation and Training	$ 37.8	$ 24.4	$ 9.3
Military Simulation and Training	11.0	10.9	7.9
Marine Controls	3.0	1.6	1.3
Other	0.3	0.1	0.2
	$ 52.1	$ 37.0	$ 18.7

Geographic Information

(amounts in millions)	2003	2002	2001
Revenue from external customers based on their location
Canada	$ 89.0	$ 102.7	$ 109.8
US	329.5	347.0	268.7
UK	149.7	127.4	141.9
Germany	119.1	91.2	101.2
Other European countries	156.2	173.8	128.1
Other countries	287.0	284.4	141.7
	$ 1,130.5	$ 1,126.5	$ 891.4
Property, plant and equipment, goodwill and intangible assets
Canada	$ 226.1	$ 126.6	$ 95.7
US	577.6	579.0	6.2
Europe	582.0	520.6	79.6
Other countries	83.2	151.2	64.2
	$ 1,468.9	$ 1,377.4	$ 245.7

E36

Note 22 - Differences between Canadian and United States Generally Accepted Accounting Principles and Practices
The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and practices (Canadian GAAP), which differ in certain respects from those principles and practices that the Company would have followed had its financial statements been prepared in accordance with accounting principles and practices generally accepted in the United States (US GAAP).

Additional disclosures required under US GAAP have been provided in the accompanying financial statements and notes.

E37

The reconciliation of net earnings in accordance with Canadian GAAP to conform to US GAAP is as follows:

years ended March 31 (amounts in millions of Canadian dollars, except per share amounts)	2003	2002	2001
		(Restated) (note 1)	(Restated) (note 1)
Earnings from continuing operations for the year in accordance
with Canadian GAAP	$ 131.0	$ 148.4	$ 103.7
Deferred development costs, net of tax of $2.7
(2002 - $5.0), (2001 - $4.5) (A)	(5.8)	(10.6)	(9.0)
Deferred pre-operating costs, net of tax of $0.4
(2002 - $4.1), (2001 - $1.0) (B)	(0.8)	(8.8)	(2.1)
Derivative instruments, net of tax of $7.7 (2002 - $0.2) (D)	(16.7)	(0.5)	-
Leases net of tax expense of $0.9 (2002 - tax recovery $0.8),
(2001 - tax recovery $0.8) (H)	2.0	(1.8)	(1.9)
Foreign exchange gain on purchase of subsidiary in 2002,
net of tax of $3.7 (F)	-	7.9	-
Earnings from continuing operations before cumulative effect of
accounting change - US GAAP	109.7	134.6	90.7
Discontinued operations	(13.8)	1.1	2.4
Net earnings before cumulative effect of accounting change - US GAAP	95.9	135.7	93.1
Cumulative effect on prior years of accounting change (D) (E)	-	5.3	-
Net earnings for the year in accordance with US GAAP	$ 95.9	$ 141.0	$ 93.1
Basic and diluted earnings per share from continuing operations
in accordance with US GAAP	0.50	0.62	0.42
Basic and diluted results per share from discontinued operations
in accordance with US GAAP	(0.07)	0.01	0.01
Basic and diluted net earnings per share before cumulative effect
of accounting change in accordance with US GAAP	0.43	0.63	0.43
Basic and diluted net earnings per share in accordance with US GAAP	0.43	0.65	0.43
Basic and diluted net earnings per share adjusted for
goodwill amortization	0.43	0.65	0.45
Dividends per common share	0.12	0.11	0.10
Basic and diluted net earnings per share adjusted for
goodwill amortization	0.43	0.62	0.43

E38

(amounts in millions of Canadian dollars)	2003	2002	2001
		(Restated)	(Restated)
Comprehensive income
Net earnings in accordance with US GAAP	$ 95.9	$ 141.0	$ 93.1
Accumulated minimum pension liability, net of taxes of $10.8	(23.5)	-	-
Foreign currency translation adjustments	36.8	(1.5)	1.0
Comprehensive income	$ 109.2	$ 139.5	$ 94.1

Accumulated other comprehensive loss
Beginning balance	$ (15.1)	$ (13.6)	$ (14.6)
Currency translation adjustments	36.8	(1.5)	1.0
Change in minimum pension liability	(23.5)	-	-
Ending balance	$ (1.8)	$ (15.1)	$ (13.6)

The cumulative effect of these adjustments on the shareholders’ equity of the Company is as follows:

(amounts in millions of Canadian dollars)	2003	2002	2001
		(Restated)	(Restated)
Shareholders’ equity in accordance with Canadian GAAP	$ 750.2	$ 612.1	$ 458.8
Deferred development costs, net of tax of $12.2
(2002 - $9.5), (2001 - $4.5) (A)	(25.4)	(19.6)	(9.0)
Deferred pre-operating costs, net of tax of $9.1
(2002 - $8.7), (2001 - $4.6) (B)	(18.7)	(17.9)	(9.1)
Derivative instruments, net of tax expense of $5.5
(2002 - tax recovery $2.2) (D)	(11.9)	4.8	-
Foreign currency translation adjustments (I)	(6.6)	0.6	-
Leases, net of tax recovery of $0.5 (2002 - tax expense $0.4),
(2001 - tax recovery $0.4) (H)	0.7	(1.3)	0.5
Foreign exchange gain on purchase of subsidiary,
net of tax of $3.7 (2002 - ($3.7)) (F)	7.9	7.9	-
Change in minimum pension liability, net of tax of $10.8 (J)	(23.5)	-	-
Shareholders’ equity in accordance with US GAAP	$ 672.2	$ 586.6	$ 441.2

E39

The balance sheets in accordance with US GAAP as at March 31, 2003 and March 31, 2002 are as follows:

(amounts in millions of Canadian dollars)	Notes		March 31, 2003		March 31, 2002
		Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
				(Restated)	(Restated)
Assets
Cash		$ 17.1	$ 17.1	$ 88.8	$ 88.8
Short-term investments	C	2.6	2.6	21.3	21.3
Accounts receivable		373.1	373.1	378.2	378.2
Derivative instruments	D	-	2.7	-	6.9
Inventories		136.3	136.3	130.9	130.9
Prepaid expenses	H	14.0	9.6	9.9	9.9
Income taxes recoverable		25.7	25.7	15.8	15.8
Future income taxes		3.5	3.5	28.9	28.9
		$ 572.3	$ 570.6	$ 673.8	$ 680.7
Restricted cash		14.4	14.4	15.6	15.6
Assets of discontinued operations		50.0	50.0	123.8	123.8
Property, plant and equipment, net	H	930.4	1,018.9	816.2	909.1
Future income taxes	A,B,D,F,H,J	85.7	119.1	74.1	87.2
Intangible assets	J	171.7	176.9	163.4	163.4
Goodwill	F	366.8	378.4	375.5	387.1
Other assets	A,B	165.2	99.9	136.0	80.2
		$ 2,356.5	$ 2,428.2	$ 2,378.4	$ 2,447.1
Liabilities and shareholders’ equity Current liabilities
Accounts payable and accrued liabilities	H	$ 413.3	$ 411.0	$ 420.5	$ 420.5
Deposits on contracts		101.2	101.2	189.1	189.1
Derivative instruments	D	-	20.4	-	-
Long-term debt due within one year	H	13.4	30.0	37.5	50.6
Future income taxes		42.4	42.4	50.4	50.4
		$ 570.3	$ 605.0	$ 697.5	$ 710.6
Liabilities of discontinued operations		$ 17.9	$ 17.9	$ 40.5	$ 40.5
Long-term debt	H	798.0	900.6	889.0	997.0
Long-term liabilities	H,J	139.6	151.5	73.7	46.8
Future income taxes		80.5	80.5	65.6	65.6
		$ 1,606.3	$ 1,755.5	$ 1,766.3	$ 1,860.5
Shareholders’ equity
Capital stock	G	$ 190.5	$ 439.8	$ 186.8	$ 436.1
Retained earnings	A,B,D,E,F,G,H	531.2	234.7	440.4	165.6
Currency translation adjustment		28.5	-	(15.1)	-
Accumulated other comprehensive loss	C,H,J	-	(1.8)	-	(15.1)
		$ 750.2	$ 672.7	$ 612.1	$ 586.6
		$ 2,356.5	$ 2,428.2	$ 2,378.4	$ 2,447.1

E40

Reconciliation Items
A) Deferred development costs
Under US GAAP, development costs are charged to expense in the period incurred. Under Canadian GAAP, certain development costs are capitalized and amortized over their estimated useful lives if they meet the criteria for deferral. The difference between US GAAP and Canadian GAAP represents the gross development costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

B) Deferred pre-operating costs
Under US GAAP, pre-operating costs are charged to expense in the period incurred. Under Canadian GAAP, the amounts are deferred and amortized over 5 to 20 years based on the expected period and pattern of benefit of the deferred expenditures. The difference between US GAAP and Canadian GAAP represents the gross preoperating costs capitalized in the respective year, net of the reversal of amortization expense recorded for Canadian GAAP relating to amounts previously capitalized.

C) Portfolio investments
Under Canadian GAAP, portfolio investments (short-term investments) are accounted for at the least of cost and market value and gains or losses are recognized in the period in which the investment is sold. Under US GAAP, portfolio investments are classified as held to maturity and thus are recorded at amortized cost. There is no material difference for US GAAP purposes. The investments held at March 31, 2003 and 2002, had maturity dates of within one month of March 31, 2003 and 2002, respectively.

D) Derivative financial instruments
Under Canadian GAAP, the nature and fair values of derivative financial instruments all of which are entered into for hedging purposes, are disclosed. The Company recognizes the gains and losses on forward contracts in income concurrently with the recognition of the transactions being hedged. The interest payments relating to swap contracts are recorded in net earnings over the life of the underlying transaction on an accrual basis as an adjustment to interest income or interest expense. Effective April 1, 2001, under US GAAP, all derivatives are recorded on the balance sheet at fair value. Accordingly, for US GAAP reporting purposes only, effective April 1, 2001, unrealized gains and losses resulting from the valuation of derivatives (including embedded derivatives in purchase and sale contracts) at market value are recognized in net earnings as the gains and losses arise and not concurrently with the recognition of the transactions being hedged, as the Company does not apply the optional hedge accounting provisions of SFAS 133 and 138.

Upon the initial adoption of SFAS 133 and 138 on April 1, 2001, the cumulative effect of the accounting change resulted in an increase in net earnings of $5.3 million net of taxes of $2.4 million.

E41

E) Adjustments for changes in accounting policies
Under US GAAP, the cumulative effect of certain accounting changes must be included in earnings in the year of the change. Under Canadian GAAP, the impact is reflected through retained earnings.

F) Foreign exchange gain on purchase of subsidiary
Under Canadian GAAP, upon the purchase of Schreiner, a foreign exchange gain was recorded as a reduction of goodwill on the forward contract hedge of the foreign currency denominated purchase price. Under US GAAP, this gain was recorded in earnings.

G) Reduction in stated capital
On July 7, 1994, the Company applied a portion of its deficit as a reduction of its stated capital in the amount of $249.3 million. Under US GAAP, the reduction of stated capital would not be permitted.

H) Leases
Under Canadian GAAP, certain of the Company’s leases of simulators, with aggregate minimum future lease payments of $133.0 million are accounted for as operating leases.

Under these agreements, the lessors hold the simulators under lease and the related liabilities through Special Purpose Entities (SPEs). Under US GAAP, since the legal stated capital of these SPEs represents less than 3% of the assets of the SPEs, the assets, liabilities, results of operations and cash flows of the SPE must be consolidated into those of the Company. Amortization expense related to these leases amounts to $4.4 million in 2003 (2002 - $2.0 million, 2001 - $0.6 million) and interest expense related to these leases amounts to $8.3 million in 2003 (2002 - $6.0 million, 2001 - $2.1 million). Currency translation adjustments resulting from the consolidation of a foreign SPE considered self-sustaining amount to $6.6 million in 2003.

I) Comprehensive income
US GAAP requires disclosure of comprehensive income, which comprises income and other components of comprehensive income. Other comprehensive income includes items that cause changes in shareholders’ equity but are not related to share capital or net earnings which, for the Company, comprises currency translation adjustments and change in minimum pension liability. Under Canadian GAAP, there is no requirement to report comprehensive income.

J) Minimum pension liability
Under US GAAP, if the accumulated benefit obligation exceeds the market value of plan assets, a minimum pension liability for the excess is recognized to the extent that the liability recorded in the balance sheet is less than the minimum liability. Any portion of the additional liability that relates to unrecognized past service costs is recognized as an intangible asset while the remainder is charged to comprehensive income. Canadian GAAP has no such requirement to record a minimum liability.

E42

Consolidated Statement of Cash Flows
Under US GAAP reporting, separate subtotals within operating, financing and investment activities would not be presented.

The reconciliation of cash flows under Canadian GAAP to conform to US GAAP is as follows:

years ended March 31 (amounts in millions of Canadian dollars)	Note	2003	2002	2001
			(Restated)	(Restated)
Cash flows from operating activities in accordance
with Canadian GAAP		$ 142.4	$ 173.1	$ 159.7
Deferred development costs	A	(13.3)	(30.1)	(13.5)
Deferred pre-operating costs	B	(10.7)	(13.4)	(4.0)
Discontinued operations		12.5	(15.9)	23.6
Foreign exchange gain on purchase of a subsidiary	F	-	11.6	-
Leases	H	10.9	3.8	0.7
Cash flows from operating activities in accordance
with US GAAP		$ 141.8	$ 129.1	$ 166.5
Cash flows from investing activities in accordance
with Canadian GAAP		(119.6)	(755.2)	(148.0)
Deferred development costs	A	13.3	30.1	13.5
Deferred pre-operating costs	B	10.7	13.4	4.0
Discontinued operations		(14.8)	(4.7)	(11.1)
Foreign exchange gain on purchase of a subsidiary	F	-	(11.6)	-
Cash flows from investing activities in accordance
with US GAAP		$ (110.4)	$ (728.0)	$ (141.6)
Cash flows from financing activities in accordance
with Canadian GAAP		$ (93.1)	$ 539.2	$ (34.8)
Discontinued operations		(1.3)	(3.9)	(2.1)
Leases	H	(10.9)	(3.8)	(0.7)
Cash flows from financing activities in accordance
with US GAAP		$ (105.3)	$ 531.5	$ (37.6)

Stock-Based Compensation Cost
Under Canadian GAAP, no compensation expense is recognized at the time of issuance of employee stock options. For US GAAP reporting, the Company follows the provisions of Financial Accounting Standards Board (FASB) Statement No. 123, Accounting for Stock-based Compensation (FAS 123) which allows companies to either expense the estimated fair value of stock options, or to continue to follow the intrinsic value method set forth in APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) but disclose the pro forma effects on the net earnings had the fair value of the options been expensed. CAE has elected to continue to apply APB 25 in accounting for its stock incentive plans. At March 31, 2003, no compensation cost has been recorded in the accounts. Had compensation cost for the Company’s stock option plans been determined based upon the fair value method as prescribed in FAS 123, in accordance with US GAAP, the Company’s net earnings in the years ended March 31, 2003, 2002 and 2001, would have been approximately $90.3 million, $137.3 million and $90.6 million, or $0.41 per share, $0.62 per share and $0.42 per share respectively, on a diluted basis. The fair value of the options granted during the years ended March 31, 2003, 2002 and 2001 are estimated at $5.84 per share, $4.87 per share and $2.46 per share respectively.

E43

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

years ended March 31	2003	2002	2001
Expected option life (years)	6	6	6
Expected volatility	46.5%	36.3%	31.7%
Risk-free interest rate	5.26%	5.17%	6.15%
Dividend yield	1.058%	1.040%	1.691%

Newly Adopted Accounting Standards
Business combinations and goodwill and other intangible assets
In fiscal 2002, the Company adopted SFAS 141, Business Combinations, and SFAS 142, Goodwill and Other Intangible Assets. These standards are essentially the same as the recently issued Canadian accounting standards. See note 1 for a description of the impact on the Company.

Impairment of disposal of long-lived assets
On April 1, 2002, the Company adopted SFAS 144, Accounting for Impairment or Disposal of Long-Lived Assets, which supersedes SFAS 121 and the provisions of APB 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions, with regard to reporting the effects of a disposal of a segment of a business. SFAS 144 retains many of the provisions of SFAS 121, but significantly changes the criteria that would have to be met to classify an asset as held for disposal such that long-lived assets to be disposed of other than by sale are considered held and used until disposed of. In addition, SFAS 144 retains the basic provisions of APB 30 for presentation of discontinued operations in the statement of earnings but broadens that presentation to a component of an entity. The application of SFAS 144 did not have a significant impact on our financial position or results of operations.

Costs relating to exits and disposals
The FASB recently issued new Standard No. 146, Accounting for Costs Associated with Exit or Disposal Activities. Effective January 1, 2003, the standard requires costs relating to exits or disposal activities started after December 31, 2002, to be recorded at their fair values when a liability has been incurred. Under the previous guidance of Emerging Issues Task Force Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit and Activity (Including Certain Costs Incurred in a Restructuring), certain exit costs were recorded when management committed to an exit plan. The application of Standard No. 146 did not have a significant effect on our financial position or results of operations.

Consolidation of variable interest entities
In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. This interpretation clarifies how to apply Accounting Research Bulletin No. 51, Consolidated Financial Statements to those entities defined as “Variable Interest Entities,” when equity investors are not considered to have a controlling financial interest or they have not invested enough equity to allow the entity to finance its activities without additional subordinated financial support from other parties.

E44

FIN No. 46 applies immediately to all variable interest entities created after January 31, 2003, and by the beginning of the first interim or annual reporting period beginning after June 15, 2003, for variable interest entities created before February 1, 2003. The results of this assessment are not expected to be material on the financial position or results of operations of the Company.

The Company currently conducts certain transactions through special purpose entities and is assessing the structure of these transactions against the criteria set out in FIN No. 46.

Disclosure of guarantees
In fiscal 2002, the Company adopted the FASB issued interpretation (FIN) No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, which requires companies that act as guarantors to disclose more information in their financial statements about their obligations under certain guarantees. It defines a guarantee and also requires guarantors to recognize a liability for the fair value for guarantees given on or after January 1, 2003, of their obligation when they enter into these guarantees. The disclosure requirements of FIN No. 45 apply to financial statements issued after December 15, 2002.

Future Accounting Standards
Accounting for asset retirement obligations
On June 15, 2001, the Financial Accounting Standards Board issued SFAS 143, Accounting for Asset Retirement Obligations, which is effective for the Company’s fiscal years beginning April 1, 2004. This standard requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company is studying the new standard but has not yet determined its impact.

Accounting for stock-based compensation - Transition and disclosure
On December 2002, the Financial Accounting Standards Board issued SFAS 148, an amendment to FASB Statement No. 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for an entity that voluntarily changes to the fair value based method of accounting for stock-based employee compensation. Beginning in fiscal 2004, the Company will expense the cost of stock options granted to employees using the fair value based method. The Company is studying the new standard and has yet to determine the method of transition under SFAS 148.

Additional Disclosures
Additional disclosures required under US GAAP are as follows:

E45

i) Statements of earnings

for the years ended March 31 (amounts in millions of Canadian dollars)		2003		2002		2001
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
			(Restated)	(Restated)	(Restated)	(Restated)
Revenues from sales of simulators
and controls systems	$ 684.3	$ 668.1	$ 842.5	$ 846.6	$ 772.1	$ 772.1
Revenues from sales of services	$ 446.2	$ 446.2	$ 284.0	$ 284.0	$ 119.3	$ 119.3
Cost of sales from simulators
and controls systems	$ 338.2	$ 338.2	$ 465.3	$ 470.3	$ 466.0	$ 466.0
Cost of sales from services	$ 240.1	$ 244.2	$ 167.9	$ 169.5	$ 60.6	$ 67.1
Research and development
expenses	$ 108.3	$ 116.8	$ 74.6	$ 90.2	$ 87.8	$ 101.3
Rental expenses	$ 88.1	$ 73.9	$ 52.0	$ 43.6	$ 38.4	$ 35.6
Selling, general and
administrative expenses	$ 134.2	$ 134.2	$ 125.6	$ 125.9	$ 89.1	$ 89.0
Interest expense (income)	$ 30.4	$ 46.8	$ 22.8	$ 33.5	$ (6.3)	$ (4.2)

ii) Balance sheet

as at March 31 (amounts in millions of Canadian dollars)	2003	2002
Accounts payable trade	$ 141.9	$ 97.6
Contract liabilities	$ 102.7	$ 188.6
Other accrued liabilities	$ 168.7	$ 134.3
Accounts payable and accrued liabilities	$ 413.3	$ 420.5

Accounts receivable from government amounted to $35.4 million as of March 31, 2003 (2002 - $56.0 million).

iii) Property, plant and equipment impairment
For US GAAP purposes, property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to undiscounted future net cash flows (before interest expense) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets available for sale are reported at the lower of the carrying amount or fair value less costs to sell.

E46

iv) Income taxes
The components of earnings from continuing operations and income taxes on a Canadian GAAP basis are as follows:

for the years ended March 31 (amounts in millions of Canadian dollars)	2003	2002	2001
		(Restated)	(Restated)
Earnings before income taxes and other items
Canada	$ 114.0	$ 179.0	$ 154.0
Other countries	77.2	39.3	1.9
	$ 191.2	$ 218.3	$ 155.9
Current income taxes
Canada	$ 43.0	$ 59.3	$ 54.7
Other countries	(1.6)	3.5	6.0
	$ 41.4	$ 62.8	$ 60.7
Future income taxes
Canada	$ (1.1)	$ (2.0)	$ (3.0)
Other countries	19.9	9.1	(5.5)
	$ 18.8	$ 7.1	$ (8.5)
Income tax provision	$ 60.2	$ 69.9	$ 52.2

v) Business combinations
The following unaudited pro forma information for the fiscal years ended March 31, 2003, 2002 and 2001, presents a summary of the pro forma consolidated statement of earnings for the Company as if business acquisitions performed during their respective fiscal year referred to in note 2 had occurred on April 1 of the preceding fiscal year. This pro forma information is based on available information and includes certain assumptions and adjustments, which the management of CAE believes to be reasonable. The pro forma information does not give effect to any cost savings or synergies that CAE may enjoy as a result of these acquisitions. Accordingly, the pro forma information is not necessarily indicative of the results that might have been achieved, if the transactions reflected therein had been effective as at the beginning of the period presented, or of the results that may be obtained in the future. This pro forma financial information has been prepared for comparative purposes only and is measured in accordance with Canadian GAAP.

years ended March 31 (amounts in millions of Canadian dollars, except per share amounts)	2003	2002	2001
	(Unaudited)	(Restated) (Unaudited)	(Restated) (Unaudited)
Revenue
Civil Simulation and Training	$ 517.2	$ 618.6	$ 570.2
Military Simulation and Training	445.7	461.8	455.9
Marine Controls	175.8	132.0	120.5
	$ 1,138.7	$ 1,212.4	$ 1,146.6
Operating earnings
Civil Simulation and Training	$ 116.2	$ 148.3	$ 134.8
Military Simulation and Training	73.6	65.6	23.3
Marine Controls	31.9	25.4	21.6
Earnings from continuing operations before interest
and income taxes	221.7	239.3	179.7
Interest expense (income), net	31.4	44.6	29.1
Earnings from continuing operations before income taxes	190.3	194.7	150.6
Income taxes	60.2	61.0	51.0
Earnings from continuing operations	130.1	133.7	99.6
Results of discontinued operations (note 3)	(13.8)	1.1	2.4
Net earnings	$ 116.3	$ 134.8	$ 102.0
Earnings and diluted earnings per share from
continuing operations	$ 0.59	$ 0.61	$ 0.46
Net earnings and diluted net earnings per share	$ 0.53	$ 0.62	$ 0.47
Average number of shares outstanding	219.4	218.2	217.1

E47

vi) Product warranty costs
The Company has warranty obligations in connection with the sale of its civil and military simulators and marine systems. The original warranty period is usually for a two-year period. The cost incurred to provide for these warranty obligations is estimated and recorded as an accrued liability at the time revenue is recognized. The Company estimates its warranty cost for a given product based on past experience. The change in the Company’s accrued warranty liability from March 31, 2002, to March 31, 2003, was as follows:

(amounts in millions of Canadian dollars)	2003
Accrued warranty liability at March 31, 2002	$ 12.4
Warranty settlements during 2003	(7.2)
2003 warranty provisions	2.5
Adjustments for changes in estimates	3.8
Accrued warranty obligations at March 31, 2003	$ 11.5

Note 23 - Comparative Financial Statements
Certain comparative figures for 2002 and 2001 have been reclassified to conform to the presentation adopted in 2003.

Five Year Review

(amounts in millions of dollars except where indicated by *)	2003	2002	2001	2000	1999
		(Restated)	(Restated)	(Restated)	(Restated)
Continuing operations
Revenue	$ 1,130.5	1,126.5	891.4	865.1	708.5
Amortization	$ 70.6	43.1	19.1	22.3	18.5
Earnings	$ 131.0	148.4	103.7	63.0	49.7
Earnings per share*	$ 0.60	0.68	0.48	0.29	0.22
Net earnings	$ 117.2	149.5	106.1	99.5	74.3
Basic and diluted net earnings per share*	$ 0.53	0.69	0.49	0.45	0.33
Ratio of current assets to current liabilities*	1.1	1.0	1.3	1.4	1.2
Number of registered shareholders*	2,308	2,114	2,130	2,392	2,600
Cash dividends paid per common share*	$ 0.12	0.11	0.10	0.10	0.08

E48

Quarterly Financial Information

(unaudited) (amounts in millions of dollars except where indicated by *)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2003
Continuing operations
Revenue	$ 275.8	252.3	290.3	312.1
Earnings	$ 37.4	23.3	31.5	38.8
Earnings per share*	$ 0.17	0.11	0.14	0.18
Net earnings	$ 37.4	23.3	31.5	25.0
Basic and diluted net earnings per share	$ 0.17	0.11	0.14	0.11
Common share trading range:
High	$ 14.63	12.60	6.05	6.40
Low	$ 11.28	4.17	3.25	2.76
(unaudited) (amounts in millions of dollars except where indicated by *)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2002
(restated)
Continuing operations
Revenue	$ 242.3	255.1	279.9	349.2
Earnings	$ 33.0	34.3	39.9	41.2
Earnings per share*	$ 0.15	0.16	0.18	0.19
Net earnings	$ 34.4	37.6	40.2	37.3
Basic and diluted net earnings per share	$ 0.16	0.17	0.18	0.17
Common share trading range:
High	$ 15.30	15.45	11.85	12.10
Low	$ 11.70	7.80	7.35	9.30

The restatement reflects the amendments to CICA Handbook Section 1650, Foreign Currency Translation.

E49